Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed the entire S-1 filing statement for Sierra Madre Mining, Inc.

We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in their Registration Statement (Form S1) pertaining to the registration of 100,000,000 shares of common stock class "B" of Sierra Madre Mining, Inc. of our Audit Report dated October 31, 2014 with respect to the financial statements of Sierra Madre Mining, Inc. as of September 30, 2014 and December 31, 2013 and for the periods January 1, 2014 through September 30, 2014 and November 6, 2013 (inception) through September 30, 2014. We also consent to the reference to us as “Experts” in the above referenced Registration Statement.

/s/ John Scrudato CPA

Califon New Jersey

December 22, 2014